December 17, 2024

Robert Logan
Chief Executive Officer
Greenfire Resources Ltd.
1900     205 5th Avenue SW
Calgary , Alberta T2P 2V7

       Re: Greenfire Resources Ltd.
           Form 20-F for the Fiscal Year Ended December 31, 2023
           Filed March 27, 2024
           File No. 001-41810
Dear Robert Logan:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2023
Operating and Financial Review and Prospects
Results of Operations
Operating Netback, page 75

1. We note you have identified oil sales as the most directly comparable measure to your non-GAAP measure, operating netback and have provided a reconciliation along those lines. Given that the calculation of the measure adjusts GAAP revenues by non-
       revenue related items (i.e. expenses), it would appear that a GAAP measure of profitability, rather than revenues, should be identified as the most directly comparable GAAP measure. Please tell us why you consider revenues to be the most directly comparable IFRS measure or revise your reconciliation accordingly. Refer to
       Item 10(e)(1)(i)(A) of Regulation S-K.
 December 17, 2024
Page 2

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Steve Lo at 202-551-3394 or Craig Arakawa at 202-551-3650 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:   Tony Kraljic